FLORIDA ATLANTIC SECURITIES CORP.

FINANCIAL STATEMENTS
AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

DECEMBER 31, 2025

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123 Expires: Nov. 30, 2026 Estimated average burden hours per response: 12

SEC FILE NUMBER
8-50205

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/25 (MM/DD/YY) AND ENDING 12/31/25 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Florida Atlantic Securities Corp.

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

9130 S. Dadeland Blvd., Suite 1600
(No. and Street)

Miami	FL	33156
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Robert Gilman	561-771-0036	rgilman@mavenstrategic.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Sanville & Company
(Name – if individual, state last, first, and middle name)

2617 Huntingdon Pike	Huntingdon Valley	PA	19006
(Address)	(City)	(State)	(Zip Code)

09/18/2003	169
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Trevor Beaney _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Florida Atlantic Securities Corp. _____, as of 12/31 _____ , 2 025 ___, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

Title: _____
CEO

This filing** contains (check all applicable boxes):

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ■ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ■ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

FLORIDA ATLANTIC SECURITIES CORP.

CONTENTS

DECEMBER 31, 2025



S&Co Sanville & Company LLC
Philadelphia | New York | Dallas

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and
Those Charged with Governance of
Florida Atlantic Securities Corp.

Opinion on the Financial Statements
We have audited the accompanying statement of financial condition of Florida Atlantic Securities Corp. (the Company) as of December 31, 2025, the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended, and the related notes to the financial statements (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information
The supplementary information contained in The Schedule I, Computation of Net Capital Under SEC Rule 15c3-1, Schedule II, Computation for Determination of Reserve Requirements Under Rule SEC 15c3-3 and Information Relating to the Possession or Control Requirements Under SEC Rule 15c3-3 have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplementary information contained in the Schedule I, Computation of Net Capital Under SEC Rule 15c3-1, Schedule II, Computation for Determination of Reserve Requirements Under SEC Rule 15c3-3 and Schedule III, Information Relating to the Possession or Control Requirements Under SEC Rule 15c3-3 are fairly stated, in all material respects, in relation to the financial statements as a whole.

Sanville & Company

We have served as the Company's auditor since 2023.
Huntingdon Valley, Pennsylvania
March 30, 2026

2617 Huntingdon Pike
Huntingdon Valley, PA 19006
215.884.8460

FLORIDA ATLANTIC SECURITIES CORP.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2025

ASSETS

Cash	$	301,600
Receivables from clearing organization		3,467,482
Accounts receivable		991,330
2% notes receivable from stockholders, including accrued interest of $4,932		214,250
Trading securities owned, at fair value		128,702
Prepaid expenses and other		27,285
Operating lease right-of-use asset		97,731
TOTAL ASSETS	$	5,228,380

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES:

Due to correspondent broker for cost of trading securities owned	$	126,880
Due to others		19,680
Accrued salaries and commissions		575,278
Operating lease liability		114,006
TOTAL LIABILITIES		835,844

STOCKHOLDERS' EQUITY:

Common stock, $.01 par value; voting shares, Class A; authorized 2,000,000 shares; issued and outstanding 328,017 shares	3,280
Additional paid in capital	378,087
Retained earnings	4,011,169
TOTAL STOCKHOLDERS' EQUITY	4,392,536

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	5,228,380

The accompanying notes are an integral part of these financial statements.

FLORIDA ATLANTIC SECURITIES CORP.

STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2025

REVENUES:

Brokerage commissions	$	344,334
Administrative and advisory fees		4,410,923
Principal transactions		156,017
Firm trading (loss)		14,397
Interest and other		127,862
TOTAL REVENUES		5,053,533

OPERATING EXPENSES:

Salaries, commissions and related costs	1,462,884
Clearance, quotation and communication costs	142,754
Occupancy expense	98,119
Professional fees	87,198
Other operating expenses	59,409
Regulatory fees	26,534
TOTAL OPERATING EXPENSES	1,876,898

NET INCOME	$	3,176,635

The accompanying notes are an integral part of these financial statements.

FLORIDA ATLANTIC SECURITIES CORP.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2025

	Class A Common Stock		Additional Paid-in	Retained	Total Stockholders'
	Shares	Amount	Capital	Earnings	Equity
Balance - January 1, 2025	345,069	$ 3,451	$ 113,706	$ 3,372,138	$ 3,489,295
Purchase of common stock	27,606	276	279,097		279,373
Redemption of common stock	(44,658)	(447)	(14,716)	(2,537,604)	(2,552,767)
Net income	-	-	-	3,176,635	3,176,635
Balance - December 31, 2025	328,017	$ 3,280	$ 378,087	$ 4,011,169	$ 4,392,536

The accompanying notes are an integral part of these financial statements.

4

FLORIDA ATLANTIC SECURITIES CORP.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2025	
CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 3,176,635
Adjustments to reconcile net income to net cash provided by operating activities:	
Changes in assets and liabilities:	
Increase in receivables from clearing organization	(183,651)
Increase in accounts receivable	(580,869)
Decrease in trading securities owned	676,079
Increase in notes receivable	(161,416)
Increase in prepaid expenses and other	(4,788)
Decrease in right of use asset	77,666
Decrease in due to others	(256)
Decrease in operating lease liability	(88,206)
Decrease in due to correspondent broker for cost of trading securities	(671,117)
Increase in accrued commissions	148,717
NET CASH PROVIDED BY OPERATING ACTIVITIES	2,388,795
CASH FLOWS FROM FINANCING ACTIVITIES:	
Contributions	279,373
Redemption of common stock	(2,552,767)
NET CASH USED IN FINANCING ACTIVITIES	(2,273,394)
NET INCREASE IN CASH	115,401
CASH - BEGINNING	186,199
CASH - ENDING	$ 301,599
SUPPLEMENTAL CASH FLOW INFORMATION:	
REDUCTION TO ROU ASSET RESULTING FROM REDUCTIONS TO LEASE LIABILITY:	
Operating lease	$ 114,006
CASH PAID FOR AMOUNTS INCLUDED IN MEASUREMENT OF LEASE LIABILITY:	
Operating cash flow from operating lease	$ 97,731

The accompanying notes are an integral part of these financial statements.

FLORIDA ATLANTIC SECURITIES CORP.

NOTES TO FINANCIAL STATEMENTS

December 31, 2025

---

1. Nature of business and summary of significant accounting policies

Nature of Business

The Company was incorporated under the laws of the State of Florida on April 16, 1997, for the purpose of selling investment products and securities and other financial and business services. The Company's customer base is primarily located in Florida.

Customers, Broker-Dealers, Trading Inventory and Investment Balances

The Company is a registered broker-dealer and maintains its brokerage accounts on a settlement date basis; however, the accompanying financial statements are prepared on a trade date basis using the accrual method of accounting. The Company is an introducing broker, and as such, clears all transactions through a correspondent broker who carries all customer and company accounts and maintains physical custody of customer and company securities.

All securities are valued at the quoted market price and unrealized gains and losses are included in "firm trading loss" in the statement of operations. The Company does not own any restricted or non-marketable securities at December 31, 2025.

Government and Other Regulation

The Company's business is subject to significant regulation by various government agencies and self-regulatory organizations. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations.

As a registered broker-dealer, the Company is subject to the SEC's net capital rule (Rule 15c 3-1), which requires that the Company maintain a minimum net capital, as defined.

Furniture and Fixtures

Furniture and fixtures are recorded at cost and depreciated on a straight-line basis over their estimated useful lives, which is five years. As of December 31, 2025, the Company's furniture and fixtures are fully depreciated with no net book value.

The costs of maintenance and repairs of furniture and fixtures are charged to expense as incurred. Costs of renewals and betterments are capitalized in the proper accounts. When furniture and fixtures are replaced, retired, or otherwise disposed of, the cost of such furniture and fixtures and accumulated depreciation are deducted from the asset and depreciation reserve accounts. The related profit or loss, if any, is recorded in the statement of operations.

1. Nature of business and summary of significant accounting policies (continued)

Cash

The Company maintains deposits at financial institutions that, from time to time, may exceed federally insured limits. The exposure of the Company from these transactions is solely dependent upon daily account balances and the financial strength of the respective institution. At December 31, 2025, the Company had total deposits of $301,600 which includes $253,989 of restricted cash held at the clearing organization.

Revenue Recognition

For brokerage commissions, the Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on a trade date basis (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership of the securities have been transferred to/from the customer.

The Company recognizes administrative and advisory fees at the point in time the transaction is complete. Revenue is generated from a single transaction price and there is no need to allocate the amounts across more than a single revenue stream.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles "GAAP", requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Although these estimates are based on management's knowledge of current events and actions it may undertake in the future, they may ultimately differ from actual results.

Financial Instruments with Off-Balance-Sheet Risk

The Company, under its correspondent agreement with its clearing broker, has agreed to indemnify the clearing broker from damages or losses resulting from customer transactions. The Company is therefore exposed to off-balance-sheet risk of loss in the event that customers are unable to fulfill contractual obligations including their obligations under margin accounts. The Company has never been required to make a payment under this indemnification. In addition, the Company believes that it is unlikely it will have to make a material payment under this indemnity and accordingly has not recorded any contingent liability in its financial statements for these indemnifications.

1. **Nature of business and summary of significant accounting policies (continued)**

Fair Value of Financial Instruments

The financial position of the Company as of December 31, 2025 includes certain financial instruments that may have a fair value that is different from the value currently reflected in the financial statements. In reviewing the financial instruments of the Company, certain assumptions and methods were used to determine the fair value of each category of financial instruments for which it is practicable to estimate that value.

The carrying amounts of the Company's financial instruments generally approximate their fair values as of December 31, 2025.

Income Taxes

The Company, with the consent of their respective stockholders, has elected to be taxed as an S Corporation. As an S Corporation, the Company's stockholders are responsible for all federal and state income taxes. Accordingly, no provision for income taxes is presented in the accompanying financial statements. The Company files its returns under U.S. Federal and State jurisdictions. These returns are subject to income tax examinations by major taxing authorities generally for three years after the returns are filed. Therefore, the current year and the three preceding years remain subject to examination as of December 31, 2025.

Leases

The Company accounts for its leases in accordance with FASB ASC 842, *Leases*. The Company is a lessee in a noncancellable operating lease for office space. The Company determines if an arrangement is a lease, or contains a lease, at inception of a contract and when the terms of an existing contract are changed. The Company recognizes a lease liability and a right of use asset (ROU) asset at the commencement of the lease.

Lease Liabilities: A lease liability is measured based on the present value of its future lease payments. Lease payments are remeasured when any of the following occur: (1) the lease is modified (and the modification is not accounted for as a separate contract) or (2) there is a reassessment of any of the following: the lease term, purchase options or amounts that are probable of being owed under a residual value guarantee. The discount rate is the implicit rate if it is readily determinable; otherwise the Company uses its incremental borrowing rate. The implicit rates of the Company's leases are not readily determinable; accordingly, the Company uses its incremental borrowing rate based on the information available at the commencement date for each lease. The Company's incremental borrowing rate for a lease is the rate of interest it would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment. The Company determines its incremental borrowing rates by starting with interest rates on its recent borrowings and other observable market rates and adjusting those rates to reflect differences in the amount of collateral and the payment terms of the leases.

1. **Nature of business and summary of significant accounting policies (continued)**

Leases (continued)

ROU Assets: A lessee's ROU asset is measured at the commencement date at the amount of the initially-measured lease liability plus any lease payments made to the lessor before or at the commencement date, minus any lease incentives received; plus any initial direct costs. Unless impaired, the ROU asset is subsequently measured throughout the lease term at the amount of the lease liability (that is, present value of the remaining lease payments), plus unamortized initial direct costs, plus (minus) any prepaid (accrued) lease payments, less the unamortized balance of lease incentives received. Lease cost for lease payments is recognized on a straight- line basis over the lease term.

Accounts Receivable and Allowance for Credit Losses

Receivables from customers: The Company's receivables from its brokerage customers include uncollateralized earned fees and commissions arising from the Company's normal operations.

Receivables from clearing organization: The Company's receivables from its clearing organization include amounts from unsettled trades, amounts receivable for securities failed to deliver, accrued interest receivables and cash deposits. The Company's trades and contracts are cleared through its clearing organization and settled daily between the clearing organization and the Company. Because of this daily settlement, the amount of unsettled credit exposures is limited to the amount owed the Company for a very short period of time. The Company continually reviews the credit quality of its counterparties.

The Company accounts for estimated credit losses on financial assets measured at an amortized cost basis and certain off-balance sheet credit exposures in accordance with FASB ASC 326-20, Financial Instruments- Credit Losses. FASB ASC 326-20 requires the Company to estimate expected credit losses over the life of its financial assets and certain off-balance sheet exposures as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts. The Company records the estimate of expected credit losses as an allowance for credit losses. For financial assets measured at an amortized cost basis the allowance for credit losses is reported as a valuation account on the statement of financial condition that adjusts the asset's amortized cost basis. Changes in the allowance for credit losses are reported in Credit loss expense.

Accounts receivable from customers and its clearing organization are recorded at net realizable value. The Company continually monitors the credit worthiness of its customers and clearing organization and use judgement in establishing a provision for estimated credit losses based upon the historical experience and any specific customer collection issues that have been identified. As of December 31, 2024, management determined that no allowance for credit losses was necessary.

Segment Reporting

In November 2023, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2023-07- *Segment Reporting (Topic 280)- Improvements to Reportable Segment Disclosures*, which introduces improvements to the information that a broker dealer discloses about its reportable segments and addresses investor requests for more information about reportable segment expenses. The ASU does not change

1. Nature of business and summary of significant accounting policies (continued)

Segment Reporting (continued)

the current guidance related to the identification of operating segments, the determination of reportable segments, or the aggregation criteria. Rather, the new guidance introduces additional disclosure requirements and expands those requirements to entities with a single reportable segment, not just entities with multiple reportable segments.

The amendments in this ASU are effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. Early adoption is permitted. The Company adopted the provisions of this ASU for the year ended December 31, 2024. The following describes the impact of the adoption of this ASU in the accompanying financial statements:

In identification of operating segments, an operating segment is a component of a broker dealer that has all the following characteristics:

a. It engages in business activities from which it may recognize revenues and incur expenses,

b. Its operating results are regularly reviewed by the entity's Chief Operating Decision Maker ("CODM") to make decisions about resources to be allocated to the segment and assess its performance, and

c. Its discrete financial information is available.

The Company has one reportable segment: Brokerage, which generates revenue from customers by charging fees, commissions, and other income for the services it provides to its customers. Such revenue streams are further described earlier in this footnote disclosure under the Revenue Recognition caption. In connection with this, the Company has identified the Chief Executive Officer as the CODM, who uses net income to evaluate the results of the business and how to allocate resources based on net income in managing the operations of the Company. Additionally, the CODM may also use excess net capital, which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy to meet the Company's regulatory requirements, such as whether to reinvest profits or declare dividends to the stockholders. The measurement of segment income, expenses, and net income (loss) reviewed by the CODM is reported in the accompanying statement of operations. The measurement of segment assets and liabilities are reported in the accompanying statement of financial condition as total assets and total liabilities. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole.

A public entity should apply the amendments in this update retrospectively to all prior periods resented in the financial statements. Upon transition, the segment expense categories and amounts disclosed in the prior periods should be based on the significant segment expense categories identified and disclosed in the period of adoption. The Company has adopted this update for the year ended December 31,2024 and has determined that it operates in a single segment.

2. Net capital requirement

As a broker-dealer registered with the Securities and Exchange Commission, the Company must comply with the provisions of the Commission's "Net Capital" rules, which provide that "aggregate indebtedness", as defined, shall not exceed 15 times "Net Capital", as defined, and the "Net Capital", shall not be less than $100,000. At December 31, 2025, the Company's net capital was $3,1,48,795 which was $3,048,795 in excess of its required net capital of $100,000. At December 31, 2025, the Company's net capital ratio was .19 to 1.

3. Fair value measurements

The financial instruments of the Company are reported in the accompanying statement of financial condition at fair values or at carrying amounts that approximate fair value due to the short-term nature of the instruments.

In accordance with GAAP, fair value is defined as the exit price, or the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants as of the measurement date.

GAAP establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available.

Observable inputs are inputs market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors market participants would use in valuing the asset or liability. The guidance establishes three levels of inputs that may be used to measure fair value:

Level 1 — Quoted prices (unadjusted) in active markets for identical assets or liabilities the Company can access at the measurement date.

Level 2 — Inputs (other than quoted market prices included within Level 1) that are observable, for the asset or liability either directly or indirectly, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 — Unobservable inputs for the asset or liability that are supported by little or no market activity and rely on management's assumptions about the assumptions that market participants would use in pricing the asset or liability.

A description of the valuation techniques applied to the Company's trading securities owned measured at fair value on a recurring basis is as follows:

U.S. Government Securities and Certificates of Deposit: U.S. government securities and certificates of deposits are valued using quoted market prices. Valuation adjustments are not applied. Accordingly, U.S. government securities and certificates of deposit are generally categorized in Level 1 of the fair value hierarchy.

FLORIDA ATLANTIC SECURITIES CORP.

NOTES TO FINANCIAL STATEMENTS

December 31, 2025

---

3. Fair value measurements (continued)

Corporate and Municipal Bonds: The fair value of corporate and municipal bonds is determined using recently executed transactions, market price quotations (when observable) and bond spreads obtained from independent external parties, such as vendors and brokers. The spread data used are for the same maturity as the bond. When position-specific external price data are not observable, fair value is determined based on benchmarking to similar instruments or cash flow models with yield curves. Corporate and municipal bonds are generally categorized in level 2 of the fair value hierarchy.

Assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurements. The Company reviews the fair value hierarchy classification on an annual basis. Changes in the observability of valuation inputs may result in a reclassification of levels for certain securities within the fair value hierarchy.

Trading securities owned are as follows:

Municipal bonds	128,702
	$ 128,702

Municipal bonds owned at December 31, 2025, as shown in the accompanying financial statements are valued at market prices, other than quoted market prices included within Level 1 and are categorized in level 2 of the fair value hierarchy.

4. Accounts receivable

Accounts receivable as of December 31, 2025 is as follows:

Commissions and fees receivable from customers	$991,330

Commissions and fees receivable from customers are uncollateralized earned fees and commissions arising from the Company's normal operations. Management has reviewed all accounts receivable balances and determined that these balances are fully collectible and are therefore stated at net realizable value with no allowance for credit losses considered necessary.

5. Receivables from clearing organization

Receivables from clearing organization as of December 31, 2025 is as follows:

Deposit account	$ 3,442,137
Settlement receivable	25,345
Interest receivable	1,363
	$ 3,468,845

The Company clears certain of its proprietary and customer transactions through another broker-dealer on a fully disclosed basis. Management has reviewed all receivables due from clearing organization and determined these balances are fully collectible and therefore no allowance for credit losses are considered necessary.

6. Notes receivable from stockholders

Notes are secured by the shares of common stock. Previous notes issued by the Company in prior years have the same terms as new notes. Effective February 2024, the Company entered into a promissory note agreement totaling $279,097 upon the issuance of 27,606 shares of the Company's stock. The total receivable amount on these notes, inclusive of interest is $214,250 as of December 31, 2025.

7. Fully disclosed clearing agreements

In July 2015, the Company entered into a fully-disclosed clearing agreement with National Financial Services, LLC. This agreement requires that the Company maintain a specific deposit account of $250,000. This deposit is included within the caption "Cash" (in Note 1) and within "cash" in the accompanying statement of financial condition. The off-balance-sheet risks to the Company under this agreement are more fully discussed in Note 1.

8. Concentrations

During the year ended December 31, 2025, the Company had administrative and financial advisory fees from one client amounting to $3,165,091.

9. **Commitments and contingencies**

Leasing Activity

The Company renewed its lease for 36 months in December 2023 for its office space in Miami, Florida. Future payments required under this lease, not including possible increases for operating expenses, together with their present value are as follows:

Year ending December 31,	
2026	95,282
2027	17,677
Total operating lease payments	**112,959**
Less imputed interest	(1,050)
Total operating lease liabilities	$ **114,009**

The Company's office space lease requires it to make variable payments for the Company's proportionate share of the building's property taxes and common area maintenance. These variable lease payments are not included in lease payments used to determine lease liability and are recognized as variable costs when incurred. Operating lease cost for the year ended December 31, 2025, amounted to $98,119 included in occupancy expense in the statement of operations.

The following summarizes the weighted average remaining lease term and discount rate as of December 31, 2025:

Weighted-average remaining lease term in years	**1 year, 2 months**
Weighted-average discount rate	**7.8%**

10. **Subsequent events**

Management has evaluated subsequent events that have occurred subsequent to December 31, 2025, and through March 30, 2026, the date of the issuance of this report. There have been no subsequent events as of the issuance date of this report which need to be disclosed in the accompanying financial statements.

FLORIDA ATLANTIC SECURITIES CORP.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION (Schedule I)

AS OF DECEMBER 31, 2025

NET CAPITAL:

Total stockholders' equity	$	4,392,536
Add: Liabilities subordinated to claims of general creditors		-
Total Capital and Allowable Subordinated Loans	$	4,392,536
Less: Non-Allowable Assets and Other Deductions:		
Non-Allowable portion of Accounts Receivable	$	991,330
2% Notes receivable from stockholders		209,317
Accrued interest		4,932
Operating lease right-of-use asset		97,731
Prepaid expenses and other		27,285
TOTAL NON-ALLOWABLE ASSETS AND OTHER DEDUCTIONS	$	1,330,596
Add: Operating lease liability	$	97,731
Net Capital Before Haircuts on Security Positions	$	3,159,671
Less: Haircuts on Securities, Computed, where Applicable, Pursuant to 15c3-1(f):		
Exempted Securities	$	5,796
Other Securities		5,080
Total Haircuts on Security Positions	$	10,876
Net Capital	$	3,148,795

NOTE - There are no significant differences in the computation of net capital between the unaudited broker-dealer focus report and the audited annual report as of December 31, 2025, as filed.

FLORIDA ATLANTIC SECURITIES CORP.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION (Schedule I)

AS OF DECEMBER 31, 2025

AGGREGATE INDEBTEDNESS:

Items included in statement of financial condition:

Accounts payable – due to non-customers	$	35,955
Accrued salaries and commissions		575,278
TOTAL AGGREGATE INDEBTEDNESS	$	611,233

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:

Minimum Net Capital Required (6 2/3 Percent of Total Aggregate Indebtedness)	$	40,749
Minimum Net Capital Requirement	$	100,000
Excess Net Capital (Net Capital Less Net Capital Required)	$	3,048,795
Net capital less greater of 10% of aggregate indebtedness or 120% of minimum net capital required	$	2,305,963
Ratio of aggregate indebtedness to net capital		0.19

NOTE - There are no significant differences in the computation of net capital between the unaudited broker-dealer focus report and the audited annual report as of December 31, 2025, as filed.

FLORIDA ATLANTIC SECURITIES CORP.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION (Schedule II)

December 31, 2025

The Company is exempt from Securities Exchange Commission ("SEC") Rule 15c3-3 pursuant to the exemptive provisions of sub-paragraph (k)(2)(ii) and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers."



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and
Those Charged with Governance of
Florida Atlantic Securities Corp.

We have reviewed management's statements, included in the accompanying Exemption Report, in which Florida Atlantic Securities Corp. (the Company) stated that:

1. The Company identified the following provisions of 17 C.F.R. § 240.15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: Paragraph (k)(2)(ii) (the exemption provisions), and the Company stated that it met the identified exemption provisions throughout the most recent fiscal year without exception;
2. The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to (1) acting as a mutual fund retailer (2) financial advisory services (3) private placement of securities throughout the most recent fiscal year; and
3. The Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of 17 C.F.R. § 240.15c2-4; (2) did not carry accounts of or for customers; and (3) did not carry proprietary accounts of broker-dealers (as defined in 17 C.F.R. § 240.15c3-3), throughout the most recent fiscal year without exception.

The Company's management is responsible for its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions and that the Company's other business activities were limited to (1) acting as a mutual fund retailer (2) financial advisory services (3) private placement of securities and (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of 17 C.F.R. § 240.15c2-4; (2) did not carry accounts of or for customers; and (3) did not carry proprietary accounts of broker-dealers (as defined in 17 C.F.R. § 240.15c3-3) throughout the most recent fiscal year without exception. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in 17 C.F.R. § 240.15c3-3 and 17 C.F.R. § 240.17a-5.

Sanville & Company

Huntingdon Valley, Pennsylvania
March 30, 2026

2617 Huntingdon Pike
Huntingdon Valley, PA 19006
215.884.8460

Florida Atlantic Securities Corp. Exemption Report

Florida Atlantic Securities Corp. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"), This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3(k)(2)(ii).

(2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k) throughout the most recent fiscal year without exception.

(3) The Company is considered "Non-Covered Firm" exempt from 17 C.F.R. §240.15c3-3 and is filing an Exemption Report relying on footnote 74 to SEC Release 34-70073, and as discussed in Q&A 8 of the related FAQ issued by the SEC staff. The Company limits its business activities exclusively to: (1) acting as a mutual fund retailer (2) financial advisory services (3) private placement of securities.

(4) The Company (1) did not directly or indirectly receive, hold or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3), throughout the most recent fiscal year without exception.

I, Trevor Seaney, swear (or affirm) that, to my best knowledge and belief, this exemption report is true and correct.

Regards,

CEO

Date of Report: March 30, 2026